UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

NASDAQ, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
631103108

(CUSIP Number)
Petra Hedengran
Managing Director and General Counsel
Investor AB Arsenalsgatan 8C, SE-103 32
Stockholm, Sweden
+46 8 614 20 00

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:

Alan M. Klein, Esq.
Edgar J. Lewandowski, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

December 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 631103108
1	NAMES OF REPORTING PERSONS
Investor AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
58,182,426

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
58,182,426

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,182,426

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 491,279,526 shares of common stock, $.01 par value per share (the "Common Stock") of Nasdaq, Inc. outstanding as of October 25, 2022, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022.

CUSIP No. 631103108
1	NAMES OF REPORTING PERSONS
Innax AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
58,182,426

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
58,182,426

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,182,426

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 491,279,526 shares of common stock, $.01 par value per share (the "Common Stock") of Nasdaq, Inc. outstanding as of October 25, 2022, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022.

This Amendment No. 5 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares" or "Common Stock"), of Nasdaq, Inc., a Delaware corporation ("Nasdaq" or the "Issuer"), and amends the initial statement on Schedule 13D, dated January 24, 2011, Amendment No. 1 to Schedule 13D, dated February 9, 2011, Amendment No. 2 to Schedule 13D, dated March 10, 2011, Amendment No. 3 to Schedule 13D, dated April 24, 2020 and Amendment No. 4 to Schedule 13D, dated August 26, 2022 filed by Investor AB and the other persons named therein (together with this Amendment No. 5, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule A attached hereto.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

On December 14, 2022, Investor AB and the Issuer entered into the First Amendment to Nasdaq Stockholders’ Agreement, a copy of which is attached hereto as Exhibit 7, the terms of which are incorporated herein by reference (the “Stockholders’ Agreement Amendment”).  The Stockholders’ Agreement Amendment amended and restated certain provisions of the Nasdaq Stockholders’ Agreement dated as of December 16, 2010 with all other provisions remaining unchanged (the Nasdaq Stockholders’ Agreement as amended by the Stockholders’ Agreement Amendment, the “Amended Nasdaq Stockholders’ Agreement”).

The Stockholders’ Agreement Amendment, among other things, reinstated Investor AB’s right to propose for nomination one person (reasonably acceptable to the Issuer’s Nominating & ESG Committee) for election to the Board of Directors of the Issuer. Pursuant to the Stockholders’ Agreement Amendment, Mr. Johan Torgeby, President and Group Chief Executive of Skandinaviska Enskilda Banken (SEB), a Nordic financial services group, and a currently serving member of the Board of Directors of the Issuer, will be deemed Investor AB's designee until Issuer’s 2024 annual meeting of shareholders, or until his earlier death, resignation or removal.  Mr. Torgeby was elected to the Issuer’s Board of Directors on July 19, 2022 as an independent director As a director of the Issuer, Mr. Torgeby may have influence over the corporate activities of the Issuer, including activities that may relate to transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) Each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 58,182,426 Shares held by Innax AB which represents approximately 11.8% of the total number of outstanding Shares based on 491,279,526 outstanding Shares of the Issuer as of October 25, 2022, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

As noted in Item 4 hereof, on December 14, 2022, Investor AB and the Issuer entered into the Stockholders’ Agreement Amendment.  The description of the Amended Nasdaq Stockholders’ Agreement contained in this Schedule 13D is not intended to be complete and is qualified in its entirety by reference to such document, which is filed as an exhibit hereto and incorporated by reference herein.

The disclosure under the paragraphs entitled “Board Representation” and “Standstill Restrictions” in the Schedule 13D are hereby amended and restated as follows:

Board Representation

Pursuant to the Amended Nasdaq Stockholders’ Agreement, for so long as Investor AB continues to beneficially own at least 10% of the outstanding Shares, Investor AB will be entitled to propose for nomination one director for election to the Board of Directors of the Issuer ("the Investor AB Board Designee"), and the Issuer will (i) include the Investor AB Board Designee as a nominee to the Board of Directors on each slate of nominees for election to the Board of Directors proposed by management of the Issuer, (ii) recommend the election of the Investor AB Board Designee to the shareholders of Nasdaq and (iii) without limiting the foregoing, otherwise use its reasonable best efforts (which shall include the solicitation of proxies) to cause the Investor AB Board Designee to be elected to the Board of Directors.

Standstill Restrictions

Under the terms of the Amended Nasdaq Stockholders’ Agreement, until the earliest to occur (the “Standstill Termination Date”), of:

•	Investor AB beneficially owning less than ten percent of the outstanding Shares;

•	the Issuer entering into a definitive agreement with respect to a change of control of the Issuer;

•	a change of control of the Issuer;

•	Investor AB informing the Issuer that it no longer wishes to have an Investor AB Board Designee; and

•	the Issuer informing Investor AB that it does not intend to nominate or otherwise support an Investor AB Board Designee (or any successor director);

Investor AB will be restricted from (i) acquiring shares in excess of 19.99% on a fully-diluted basis of the Issuer, (ii) soliciting proxies with respect to the Issuer, (iii) proposing or seeking to effect a merger or change of control of the Issuer, (iv) making public statements or otherwise directly or indirectly seeking to control the management or policies of the Issuer or its subsidiaries or seeking additional board representatives or removal of directors, (v) forming a “group” with respect to the Issuer or (vi) otherwise acting in concert with others regarding any of the foregoing.

In addition, if any third party makes a tender or exchange offer and within 10 business days of publication it is not recommended against by the Board of Directors of the Issuer, Investor AB may tender into that offer.

On the Standstill Termination Date, (x) if any Investor AB Board Designee is a member of the Board of Directors, then at the Board of Directors’ request such Investor AB Board Designee shall immediately resign from the Board of Directors and all committees thereof and (y) any rights of Investor AB to designate a director for election to the Board of Directors of the Issuer shall terminate.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 7        First Amendment to Nasdaq Stockholders’ Agreement, dated as of December 14, 2022, between Investor AB and the Issuer (incorporated herein by reference from Exhibit 4.1 to the Issuer’s Form 8-K filed on December 16, 2022).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2022

INVESTOR AB

By:	/s/ Petra Hedengran
Name:	Petra Hedengran
Title:	Managing Director and General Counsel

By:	/s/ Helena Saxon
Name:	Helena Saxon
Title:	Chief Financial Officer

INNAX AB

By:	/s/ Anders Eckerwall
Name:	Anders Eckerwall
Title:	Managing Director

By:	/s/ Petra Hedengran
Name:	Petra Hedengran
Title:	Chairman

SCHEDULE A

Directors and Executive Officers of Investor AB

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jacob Wallenberg	Chairman	Swedish	Chairman of the Board, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Johan Forssell	CEO, Director	Swedish	Chief Executive Officer, President, and Director, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Gunnar Brock	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Tom Johnstone	Director	British	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Magdalena Gerger	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Grace Reksten Skaugen	Director	Norwegian	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Hans Stråberg	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Isabelle Kocher	Director	French	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Marcus Wallenberg	Director	Swedish	Director of various companies	Arsenalsgatan 4, SE-103 22 Stockholm, Sweden
Sara Öhrvall Conradi	Director	Swedish	Chief Operating Officer, Axel Johnson	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Sven Nyman	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Petra Hedengran	Managing Director	Swedish	General Counsel and Head of Corporate Governance and Compliance, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Helena Saxon	Managing Director	Swedish	Chief Financial Officer, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Daniel Nodhäll	Managing Director	Swedish	Head of Listed Core Investments, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Viveka Hirdman-Ryrberg	Managing Director	Swedish	Head of Corporate Communication and Sustainability, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Jessica Häggström	Managing Director	Swedish	Head of Human Resources	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Christian Cederholm	Managing Director	Swedish	Head of Patricia Industries	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden

Directors and Executive Officers of Innax AB

Name	Position	Citizenship	Present Principal Occupation	Business Address
Petra Hedengran	Chairman	Swedish	General Counsel and Head of Corporate Governance and Compliance, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Anders Eckerwall	CEO, Managing Director	Swedish	Head of Finance, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Louis De Geer	Director	Swedish	Legal Counsel, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden